April 15, 2011
MAXCOM TELECOMUNICACIONES APPOINTS
NEW MEMBERS OF THE BOARD OF DIRECTORS

Mexico City, Mexico, April 15, 2011 (NYSE: MXT, BMV: MAXCOM.CPO) – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) today announced that its shareholders have approved the designation of new members of the Board of Directors, among them is the designation of the new Chairman of the Board. The shareholders have appointed Mr. Jacques Gliksberg as new Chairman of the Board, replacing Mr. Eduardo Vázquez whom has resigned as Executive President and Chairman of the Board. It´s important to mention that Mr. Vázquez will remain as Director of the Board, such that Maxcom will be able to keep his talent and advice for the sake of the Company.

Mr. Gliksberg whom has been Director of the Board of Maxcom since 1999, possesses a robust and extraordinary experience in the financial markets and the telecommunications industry having participated during his brilliant career as Director of the Board of multiple companies such as:  Geoplan Brasil Development Ltd. (Brazil); Organización Rescarven, C.A. (Venezuela); Crown Linen, LLC and Difusión Panorámica, S.A. de C.V. In the financial sector Mr. Gliksberg worked for Bank of America Equity Partners and Nexus Partners, LLC. Mr. Gliksberg holds a bachelor in economics and political science from the University of Rochester and a master’s degree in business administration (MBA) from the J. L. Kellogg Graduate School of Management at Northwestern University.

Additionally the shareholders have appointed Mr. Juan Miguel Gandoulf Castellanos as Director of the Board of Directors and member of the Audit Committee, as well as Mr. Salvador Alvarez as Director of the Board of Directors, and Mr. José Antonio Solbes as Alternate Director of the Board of Directors.

Mr. Gandoulf serves as Director in the Board of Directors and member of the Audit Committee of El Puerto de Liverpool S.A.B. de C.V. and managing director of Sagnes Constructores S.A. de C.V. Mr. Alvarez is Maxcom´s current CEO, and Mr. Solbes is the current CEO of Waldos Group and former CFO of Maxcom.

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel S. Pérez
Mexico City, Mexico
(52 55) 4770-1170
manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.